Mail Stop 3561

November 21, 2008

Mr. Michael J. Covey
Chief Executive Officer
Potlatch Forest Products Corporation
601 West 1st Ave., Suite 1600
Spokane, Washington 99201

> **Re: Potlatch Forest Products Corporation**
> **Form 10 Amendment No. 4**
> **Filed November 19, 2008**
> **File No. 001-34146**

Dear Mr. Covey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 Amendment No. 4, Exhibit 99.1 Information Statement

Our Relationship with Potlatch Corporation after the Spin-Off, page 30

Retained Obligation Agreement, page 31

1.   Please revise to disclose that, although the retained obligation agreement will be executed in connection with the spin-off, NewCo will remain as the primary obligor for amounts due under the $100 million credit sensitive debentures.

Management's Discussion and Analysis, page 43

Credit Arrangements, page 58

2.   We note that the amount you will be able to draw on your revolving credit facility is based on set percentages of eligible accounts receivable and inventory balances. Please update your disclosure of the amount you would have been able to draw on your line of credit based on eligible accounts receivable and inventory balances at September 30, 2008. Considering your limitations on fundraising related to the retained obligation agreement, it would be important for a reader to understand the amount of funds available to you at the most recent balance sheet date.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim at (202) 551-3297 or Pamela Howell at (202) 551-3357 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Justin D. Hovey, Esq.
        Fax: (415) 983-1200